UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number 001-13908

AMVESCAP PLC

(Translation of registrant’s name into English)

30 Finsbury Square

London EC2A 1AG

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A

AMVESCAP PLC ANNOUNCES US$500 MILLION SENIOR NOTES OFFERING

ATLANTA, December 7, 2004 — AMVESCAP PLC (NYSE: AVZ) today announced that it is seeking to raise up to US$500 million through an unregistered private offering of senior notes. The purpose of the offering is to fund a cash tender offer for any and all of the US$400 million aggregate principal amount of its 6.600% Senior Notes due May 15, 2005 and to reduce other indebtedness. AMVESCAP expects to complete this private placement in mid-December 2004, subject to market conditions.

The notes subject to the private placement have not been registered under the Securities Act of 1933, as amended, or any state securities laws, and are being offered only to qualified institutional buyers under Rule 144A under the Securities Act and to non-U.S. persons under Regulation S under the Securities Act. Unless so registered, the notes may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any of these notes or any other security and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful. Any offers of the notes will be made only by means of a private offering memorandum.

The statements in this release regarding the timing of the offering and any other aspects relating to the offering may include statements that constitute “forward-looking statements” under United States securities laws. These forward-looking statements involve risks, uncertainties and assumptions and are not guarantees of performance. You can identify these statements by words such as “believes,” “expects,” “anticipates,” “intends,” “plans,” and future or conditional verbs such as “will,” “may,” “could,” “should,” and “would” or any other statement that necessarily depends on future events. Factors that could affect whether the offering is completed include, among other things, market conditions and the price and market for the notes offered. In connection with any forward-looking statements, you should carefully consider the areas of risk described in AMVESCAP’s most recent Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission (SEC). You may obtain these reports from the SEC’s Web site at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMVESCAP PLC

Date: December 7, 2004	By:	/s/ Michael S. Perman
Michael S. Perman
Company Secretary